CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent the use of our auditor's report dated December 27, 2024, except for the subsequent events described in Note 27 and Note 1(b), 15, 16 and 17 as it relates to the 2025 reverse stock split in April 2025, as to which the date is July 11, 2025, with respect to the consolidated financial statements of DEFSEC Technologies Inc. (Formerly KWESST Micro Systems Inc.) and its subsidiaries (the "Company") as at September 30, 2024 and for the year then ended, as filed with the United States Securities and Exchange Commission.

We also consent to the reference to our firm under the heading "Experts" included in the Company's From F-1 Registration Statement dated July 22, 2025.

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

July 22, 2025

Ottawa, Canada